UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2024

PERCEPTION CAPITAL CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40639	98-1592069
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3109 W 50th St, #207 Minneapolis, MN	55410
(Address of principal executive offices)	(Zip Code)

(212) 380-5605
Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PFTAU	The NASDAQ Stock Market LLC
Class A ordinary shares included as part of the units	PFTA	The NASDAQ Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PFTAW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

On February 6, 2024, Perception Capital Corp. III, a Cayman Islands exempted company (“PC3”) entered into a business combination agreement (the “Business Combination Agreement”) with RBio Energy Holdings Corp., a Delaware corporation (“NewPubco”), Perception RBio Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of NewPubco (“Merger Sub”), and RBio Energy Corporation, a Delaware corporation (“RBio Energy”).

Pursuant to the Business Combination Agreement, among other things, (i) the holders (whether one or more) of the common stock of RBio Energy (the “RBio Energy Stockholders”) will exchange all of their shares of common stock of RBio Energy (“RBio Common Stock”) for shares of common stock of NewPubco (the “Share Exchange”), as a result of which RBio Energy will become a direct wholly owned subsidiary of NewPubco, and (ii) Merger Sub will merge with and into PC3, with PC3 surviving such merger as a wholly-owned subsidiary of NewPubco (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transaction” and the closing of the Transaction, the “Closing”).

The proposed Merger is expected to be consummated after receipt of the required approvals by the shareholders of PC3 and stockholders of RBio Energy and the satisfaction or waiver of certain other customary conditions, as summarized below.

Business Combination Agreement

The Share Exchange

On the date of Closing (the “Closing Date”), and prior to the effective time of the Merger, upon the terms and subject to the conditions of the Business Combination Agreement and a stock exchange agreement to be entered into among RBio Energy Stockholders, RBio Energy and NewPubco, the terms of which will be mutually agreed by RBio Energy and PC3 (the “Exchange Agreement”), RBio Energy Stockholders will effect the Share Exchange, pursuant to which all of their shares of RBio Common Stock will be exchanged for a number of validly issued, fully paid and nonassessable shares of common stock of NewPubco (the “NewPubco Common Stock”) set forth on the Payment Spreadsheet (as defined in the Business Combination Agreement, and the aggregate number of shares of NewPubco Common Stock issuable to RBio Energy Stockholders pursuant to this exchange, the “RBio Energy Exchange Consideration”); provided, that, unless as specifically agreed in writing by RBio Energy and PC3, the Payment Spreadsheet will be substantially based on the Pro Forma Cap Table, attached as Exhibit A in the Business Combination Agreement. Upon the Share Exchange, the shares of NewPubco Common Stock issued and outstanding immediately prior to the Share Exchange will be automatically cancelled and cease to exist.

The Merger; Merger Effective Time; Effect of the Merger

Immediately after the Share Exchange and on the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the Cayman Companies Act, Merger Sub will merge with and into PC3, with PC3 surviving the Merger as a direct wholly owned subsidiary of NewPubco. Following the Merger Effective Time (as defined below), (a) the separate existence of Merger Sub will cease and PC3 will continue as a direct wholly-owned subsidiary of NewPubco and (b) PC3 will (i) become a direct, wholly owned subsidiary of NewPubco, (ii) continue to be governed by the Laws of the Cayman Islands, and (iii) succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Cayman Companies Act, and the shareholders of PC3 (the “PC3 Shareholders”) will be entitled to the PC3 Merger Consideration as set forth on the Payment Spreadsheet. The Merger will become effective at the time the plan of merger, substantially in the form to be mutually agreed by RBio Energy and PC3 after the execution of the Business Combination Agreement has been registered by the Registrar of Companies of the Cayman Islands (the “Merger Effective Time”).

Exchange of Certificates

On the Closing Date, PC3 and RBio Energy will enter into an exchange agent agreement with a bank or trust company (the “Exchange Agent”), it being agreed that Continental Stock Transfer and Trust Company (“CST”) is satisfactory to all parties, for the purpose of (i) exchanging ordinary shares of PC3 (“PC3 Ordinary Shares”) on the transfer books of PC3 immediately prior to the Merger Effective Time for NewPubco Common Stock, (ii) exchanging warrants of PC3 (“PC3 Warrants”) on the transfer books of PC3 immediately prior to the Merger Effective Time for warrants of NewPubco (“NewPubco Warrants”) pursuant to the terms and subject to the other conditions set forth in the Business Combination Agreement, and (iii) exchanging each share of RBio Common Stock issued and outstanding immediately prior to the Share Exchange for NewPubco Common Stock pursuant to the terms and subject to the other conditions set forth in the Business Combination Agreement.

On the Closing Date, and prior to the Merger Effective Time, NewPubco will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of RBio Energy’s stockholders through the Exchange Agent, shares of NewPubco Common Stock in book-entry form representing RBio Energy Exchange Consideration, and at the Merger Effective Time, NewPubco will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of PC3 Ordinary Shares and PC3 Warrants through the Exchange Agent, (x) shares of NewPubco Common Stock in book-entry form representing the number of shares of NewPubco Common Stock issuable in exchange for the PC3 Ordinary Shares outstanding immediately prior to the Merger Effective Time and (y) NewPubco Warrants in book-entry form representing the NewPubco Warrants in exchange for the PC3 Warrants outstanding immediately prior to the Merger Effective Time, in each case after giving effect to any required tax withholding.

Commercial/Supply Agreement

After the execution of the Business Combination Agreement but prior to March 31, 2024, RBio Energy plans to negotiate and execute a commercial supply and/or fulfillment agreement with a supplier or other vendor to produce the Bioenergy, Biofuels and Biomaterials and, to the extent necessary and appropriate, lease, license or acquire certain of such supplier’s or other vendor’s assets (the “C/S Agreement,” together with any agreements, documents, certificates or instruments relating thereto or executed or delivered in connection therewith, the “C/S Documents,” and the transactions contemplated by the C/S Documents, the “C/S Transactions”), all on the terms and conditions to be agreed by, and subject to the approval of RBio Energy.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties of RBio Energy, RBio Energy Stockholders, PC3, NewPubco and Merger Sub relating to, among other things, their organization and qualification, outstanding capitalization, the absence of certain changes or events, tax matters, material contracts, and other matters relating to their respective businesses and authority to consummate the Transaction.

The Business Combination Agreement also contains covenants by RBio Energy, PC3, NewPubco and Merger Sub relating to, among other things, (i) conduct businesses in the ordinary course and consistent with past practice during the period between the execution of the Business Combination Agreement and consummation of the Transaction and to refrain from taking certain actions specified in the Business Combination Agreement, subject to certain exceptions, (ii) prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) with respect to the NewPubco Common Stock and NewPubco Warrants to be offered and issued in connection with the Merger, (iii) call, notice and hold the PC3 Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the PC3 Proposals (as defined in the Business Combination Agreement), (iv) non-solicitation of RBio Energy during the period between the date of the Business Combination Agreement and the Merger Effective Time or the earlier termination of the Business Combination Agreement, (v) directors and officers indemnification and “tail” or “runoff” policy for certain directors and officers at the Closing, (vi) stock exchange listing, (vii) the Required Financials (as defined in the Business Combination Agreement) to be provided by RBio Energy, (viii) certain equity incentive plan to be approved and adopted by NewPubco, and (ix) additional financing activities PC3 and RBio Energy may conduct as contemplated under the Business Combination Agreement (the “Potential Financing”).

Conditions to the Merger

The obligations of RBio Energy, PC3, NewPubco and Merger Sub to consummate the Transaction, including the Share Exchange and the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing, among other things, (i) approval by RBio Energy’s and PC3’s respective stockholders and shareholders, (ii) no law, regulation, judgment, decree, executive order or award enjoining or prohibiting the consummation of the Transaction, (iii) all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transaction under the HSR Act will have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder will have been obtained, and (iv) the Registration Statement will have been declared effective under the Securities Act.

Termination

The Business Combination Agreement may be terminated, and the Transaction may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transaction by RBio Energy Stockholder or PC3, among other things, (i) by mutual written consent of PC3 and RBio Energy, (ii) by either PC3 or RBio Energy if the Merger Effective Time will not have occurred prior to July, 22, 2024, (iii) by either PC3 or RBio Energy if any Governmental Authority (as defined in the Business Combination Agreement) in the United States will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transaction, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transaction, including the Merger, (iv) by either PC3 or RBio Energy if any of the PC3 Proposals (as defined in the Business Combination Agreement) will fail to receive the required shareholder approval from PC3, (v) by PC3 upon a breach of any representation, warranty, covenant or agreement on the part of RBio Energy set forth in the Business Combination Agreement, or if any representation or warranty of RBio Energy will have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied, subject to further conditions, (vi) by RBio Energy upon a breach of any representation, warranty, covenant or agreement on the part of PC3 and Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of PC3 and Merger Sub will have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied, subject to further conditions, (vii) by PC3 if the Required Financials will not have been delivered to PC3 by RBio Energy on or before not later than thirty (30) days in which the funding required to prepare and finalize such Required Financials has been provided by PC3 to RBio Energy, unless otherwise agreed in writing by PC3 and RBio Energy, or (viii) by PC3 if the C/S Documents will not have been executed and delivered to PC3 by no later than March 31, 2024.

Effect of Termination

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will forthwith become null and void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement and any corresponding definitions, or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party.

Expenses

If the Closing occurs, the unpaid transaction expenses of PCR and RBio Energy will be paid in accordance with the Business Combination Agreement. If the Share Exchange, the Merger and the Transaction will not be consummated, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with the Business Combination Agreement and the Transaction will be paid by the party incurring such expenses, provided that, notwithstanding the foregoing, prior to the Closing (and regardless of whether the Closing occurs), PC3 will pay, or cause to be paid, up to $100,000 of legal counsel fees and expenses incurred by RBio Energy (or its stockholders or affiliates for the benefit of RBio Energy) in connection with the negotiation and execution of the Transaction and/or the C/S Transactions, the negotiation and preparation of the Transaction Documents (as defined in the Business Combination Agreement) and/or the C/S Documents, due diligence efforts relating to the Transaction and/or the C/S Transactions, and any and all other related activities, from time to time within five business days after receipt of such counsel’s summary invoice therefor.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Perception Capital Partners IIIA LLC, a Delaware limited liability company (“Sponsor”), RBio Energy and PC3 entered into the Sponsor Support Agreement, pursuant to which, among other things, (i) Sponsor will vote its shares of PC3 in favor of the Business Combination Agreement and the Transaction, and any other proposal submitted for approval by the shareholders of PC3 in connection with the Transaction and against any action, agreement, transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of PC3 under the BCA, (ii) Sponsor will agree to not demand that PC3 redeem Sponsor’s PC3 Ordinary Shares in connection with the Transaction, and not to otherwise participate in any such redemption by tendering or submitting any of such shares for redemption, (iii) Sponsor will waive certain anti-dilution provisions of its PC3 Ordinary Shares set forth in the PC3’s amended and restated memorandum and articles of incorporation, and any and all other anti-dilution rights, in connection with the Transaction with respect to each Class B ordinary share of PC3 held by Sponsor, and (iv) at the Closing and upon the written notice of RBio Energy, Sponsor will forfeit up to all of the private placement warrants of PC3 (the “PC3 Private Placement Warrants”). Thereafter, in connection with any Potential Financing, Sponsor will cause PC3 to issue new warrants exercisable at the same price per share for up to the number of PC3 Ordinary Shares for which the PC3 Private Placement Warrants so forfeited were exercisable, to such persons as RBio Energy may direct in writing in its discretion prior to the Closing.

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On February 6, 2024, PC3 received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that PC3 has not yet held an annual meeting of shareholders within twelve months after its fiscal year end, and therefore no longer complies with Nasdaq Listing Rule 5620(a). The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the PC3’s securities on the Nasdaq Capital Market.

The Notice states that PC3 has 45 calendar days, or until March 25, 2024, to submit a plan to regain compliance. PC3 currently intends to submit to Nasdaq a plan to regain compliance within the required timeframe. If Nasdaq accepts PC3’s plan, Nasdaq may grant PC3 an extension of up to 180 calendar days from the fiscal year end, or until June 28, 2024, to regain compliance. If Nasdaq does not accept PC3’s plan, PC3 will have the opportunity to appeal the decision to a Nasdaq Hearings Panel.

Additional Information and Where to Find It

In connection with the Business Combination Agreement and the proposed business combination, PC3 intends to file with the SEC a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus certain other related documents, which will be the proxy statement to be distributed to the shareholders of PC3 in connection with PC3’s solicitation of proxies for the vote by its shareholders with respect to the proposed Transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities to be issued in the proposed Transaction. This Current Report on Form 8-K does not contain any information that should be considered by PC3’s shareholders concerning the proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the proposed Transaction or the securities of the combined company. The shareholders of PC3 and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about PC3, RBio Energy, the business combination agreement and the proposed Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transaction will be mailed to shareholders of PC3 as of a record date to be established for voting on the proposed Transaction. Stockholders of PC3 will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov or by directing a request to: Perception Capital Corp. III, 767 5th Avenue, 15th Floor, New York, NY 10022, Attention: Investor Relations or by email at investors@perceptioncapitalpartners.com.

Participants in the Solicitation

Perception, RBio Energy and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Perception’s stockholders with respect to the proposed Transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the Transaction of the directors and officers of each of Perception and RBio Energy with respect to the proposed Transaction in the proxy statement/prospectus for the proposed Transaction when available and in Perception’s filings with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K, including the exhibit attached hereto, includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 including, without limitation statements related to: the parties’ ability to close the proposed Transaction, including the ability of the companies to secure all required regulatory and shareholder approvals for the proposed Transaction, as applicable; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to RBio Energy’s stockholders upon consummation of the Transaction; sources and uses of cash from the Transaction; RBio Energy’s planned development of biorefinery assets and biomass and biogas power generation capacity and RBio Energy’s intent to build out an industry consolidation platform to acquire assets and invest capital for growth; the anticipated timing to close the Transaction; RBio Energy’s expectation that its shares of common stock will be accepted for listing on the Nasdaq Stock Market following the closing of the Transaction; the anticipated financial and business performance of RBio Energy; and RBio Energy’s anticipated future operating results. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this Current Report on Form 8-K. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: the risk that the Transaction may not be completed in a timely manner or at all; the risk that the Transaction may not be completed by PC3’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PC3; the failure to obtain requisite approval for the Transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement in respect of the Transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of PC3’s public shareholders; failure to obtain the requisite approval of PC3’s shareholders; failure to meet relevant listing standards in connection with the consummation of the Transaction; failure to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed Transaction; changes to the proposed structure of the Transaction that may be required or appropriate as a result of the announcement and execution of the Transaction; unexpected costs and expenses related to the Transaction; estimates of the combined company’s financial performance being materially incorrect predictions; RBio Energy’s status as a newly formed company with no existing operations, and the potential that it is not able to successfully develop clean energy projects; inability to successfully integrate with the operations of RBio Energy or other factors; general economic or political conditions; negative economic conditions that could impact RBio Energy and the clean energy industry in general; reduction in demand for RBio Energy’s planned products; changes in the markets that RBio Energy targets or that the combined company intends to target; any change in laws applicable to PC3 or RBio Energy or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus to be later filed with the SEC, and those disclosed in PC3’s SEC filings, under the heading “Risk Factors,” including its Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 13, 2023, its subsequently filed Quarterly Reports on Form 10-Q and any other subsequent filings. All forward-looking statements are expressly qualified in their entirety by such factors. Neither PC3 nor RBio Energy undertakes any duty to update any forward-looking statement except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of February 6, 2024, by and among Perception Capital Corp. III, RBio Energy Holdings Corp., Perception RBio Merger Sub, and RBio Energy Corporation.
10.1	Sponsor Support Agreement, dated as of February 6, 2024, by and among Perception Capital Corp. III, Perception Capital Partners IIIA LLC, and RBio Energy Corporation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2024	PERCEPTION CAPITAL CORP. III

	By:	/s/ Rick Gaenzle
	Name:	Rick Gaenzle
	Title:	Chief Executive Officer